Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS

	Three Months
	Ended	Years Ended
	3/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005
		(Dollars in Thousands)

Ratio of earnings to fixed charges
Including interest on customer accounts	*	*	*	1.12	1.11	*
Excluding interest on customer accounts	*	*	*	1.66	1.45	*

Ratio of earnings to fixed charges and preferred dividends
Including interest on customer accounts	*	*	*	1.12	1.11	*
Excluding interest on customer accounts	*	*	*	1.66	1.45	*

Pre-tax (loss) income from continuing operations, as reported	$(9,219)	$(32,894)	$(167,738)	$11,755	$6,920	$(10,398)
Fixed charges including interest expense from customer accounts	16,809	70,821	85,866	97,587	61,802	38.525

Pre-tax income (loss) from continuing operations before fixed charges, as reported	$7,590	$37,927	$(81,872)	$109,342	$68,722	$28,127

Pre-tax (loss) income from continuing operations, as reported	$(9,219)	$(32,894)	$(167,738)	$11,755	$6,920	$(10,398)
Fixed charges excluding interest expense from customer accounts	5,284	16,461	17,461	17,920	15,291	10,610

Pre-tax (loss) income from continuing operations before fixed charges excluding interest on customer accounts, as reported	$(3,935)	$(16,433)	$(150,277)	$29,675	$22,211	$212

Fixed charges:
Interest expense from customer accounts	$11,525	$54,360	$68,405	$79,667	$46,511	$27,915
Interest expense from FHLB advances and other borrowings	4,908	15,160	16,198	17,100	14,872	10,340
Interest element of rentals	376	1,301	1,263	820	419	270

Total fixed charges, including interest expense on customer accounts	16,809	70,821	85,866	97,587	61,802	38,525
Preferred dividends gross-up to pre-tax earnings	—	6,656	494	—	—	3,668

Total fixed charges and dividends, including interest expense on customer accounts	$16,809	$77,477	$86,360	$97,587	$61,802	$42,193

Total fixed charges, excluding interest expense on customer accounts	$5,284	$16,461	$17,461	$17,920	$15,291	$10,610

Total fixed charges and dividends, excluding interest expense on customer accounts	$5,284	$23,117	$17,955	$17,920	$15,291	$14,278

* — Earnings were inadequate for these periods to cover fixed charges and preferred dividends by the following amounts:

Fixed charges in excess of pre-tax income from continuing operations before fixed charges	$9,219	$32,894	$167,738	NA	NA	$10,398

Fixed charges and preferred dividends in excess of pre-tax income from continuing operations before fixed charges	9,219	39,550	168,232	NA	NA	14,066